Exhibit (21)

STEPAN COMPANY

SUBSIDIARIES OF REGISTRANT

Subsidiary	Organized under the Laws of:
Stepan Europe S.A.	France
Stepan Canada Inc.	Canada
Stepan Mexico, S.A. de C.V.	Mexico
Stepan Deutschland GmbH	Germany
Stepan Colombiana de Quimicos S.A.	Colombia
Stepan Quimica Ltda.	Brazil
Stepan UK Limited	United Kingdom
Nanjing Stepan Jinling Chemical Limited
Liability Company	People’s Republic of China

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